

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 17, 2014

<u>Via E-mail</u>
Dan H. Arnold
Chief Financial Officer
LPL Financial Holdings, Inc.
75 State Street
Boston, MA 02109

Re: LPL Financial Holdings, Inc.
Form 10-K
Filed February 26, 2013
File No. 001-34963

Dear Mr. Arnold:

We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

Sincerely,

/s/ Suzanne Hayes
Suzanne Hayes
Assistant Director